SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES
STERLING
 RESCUE FARE
*

Ryanair, Europe's leading low fares airline, today (Wednesday, 29th October 2008), launched a €100 rescue fare for Sterling passengers who may have been left stranded by the bankruptcy of the Nordic airline yesterday. This fare applies to flights returning to Aarhus, Billund, Gothenburg, Oslo (Torp) and Stockholm (Skavsta).

Ryanair also pledged to assist with the repatriation of passengers who may be caught up in any future airline collapse as it advised passengers that the best way to ensure travel plans are
protected is to travel only with financially secure airlines.

Ryanair's

rescue fare
can be booked
via the Ryanair website at (
www.ryanair.com/member/sterlingrescuefare.html
)
 until
Wednesday, 5
th

November,

and applies to
stranded Sterling
passengers only
.

Speaking
today,
Ryanair's
Stephen McNamara
 said
:

"
Sterling
 today failed it passengers by leaving them
 stranded thousands of miles from home
. This underlines the
risk
 of flying with an airline that is not financially stable and is unable to guarantee its survival in tough economic times.

"
Ryanair will help
these stranded passengers
 return
 home
as we launched
our
Sterling Rescue
 Fare. This fare can be booked
 from today
 until 5
th
 November
 for travel
 on our
Scandinavian

routes
up to the
7
th
November
.

Ryanair has the biggest route network in Europe making it easier for stranded
Sterling
passengers
 to find a
local
 airport and
 return home.

"
Sterling passengers can book their trip back home for only €100 including taxes and charges
.
 This
 rescue fare can be booked
via
www.ryanair.com

until Wednesday night, 5
th
 November
.

"
Ryanair

strongly advises all passengers to book
airfares only with financially stable airlines. By booking with Ryanair you will secure the guaranteed
lowest fares and
 no fuel surcharges and can be sure that
Ryanair
 will still be flying when your flight date arrives.
  With over €2billion in cash reserves Ryanair
is
 one of the most financially robust airlines in Europe
"
.

*
This fare must be booked via
www.ryanair.com/member/sterlingrescuefare.html

and passengers
 must quote their
Sterling
 booking ref
erence
 and bring
the same
 for verification at the airport check-in point.
Passengers
 who arrive to check-in without
their
Sterling
 booking reference can
not be accepted for travel.

Ends.

Wednesday, 29
th
 October,
2008

For further information:

Stephen McNamara

     Pauline McAlester
Ryanair

                         Murray Consultants
Tel: 00 353 1 812 1
598

Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  29 October, 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director